

December 8, 2011

Via Facsimile
Shaun Passley
Chief Executive Officer
Epazz, Inc.
309 W. Washington St.
Suite 1225
Chicago, IL 60606

> **Re:** **Epazz, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 15, 2011**
> **Item 4.02 Form 8-K**
> **Filed August 16, 2011**
> **File No. 333-139117**

Dear Mr. Passley:

We have reviewed your letter dated November 2, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 7, 2011.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

Consolidated Balance Sheets, page 41

1. We note your response to prior comment 2. Explain further why you believe the prepaid compensation to Shaun Passley and prepaid interest to the two related parties should not be recorded as equity. We refer you to SAB Topic 4E.

Note 9. Acquisitions, page 47

2. We note your response to prior comment 3. Clarify your disclosures on page 47 that state you acquired the net assets of IntelliSys, Inc. for $30,816. Tell us the amount of the 10 year note payable with a 6% interest rate. Explain why no portion of the purchase price was allocated to intangible assets. Revise your disclosures to explain the primary reasons for the acquisition and the percentage of voting interest acquired.

Item 4.02 Form 8-K filed on August 16, 2011

3. We have reviewed your response to prior comment 5 and it is unclear to us. That is, your response does not indicate how you reached your conclusion on August 16, 2011, in consideration of the information provided in your correspondence letter dated July 15, 2011. We repeat our prior comment to tell us how you determined that you reached your conclusion on August 16, 2011. Refer to Item 4.02(a)(1) of Form 8-K.

You may contact Morgan Youngwood at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief